Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31ST DECEMBER 2011

(Rs.in crore except as stated)
S. No.	Particulars	Quarter ended 31.12.2011 (Unaudited)	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 31.12.2010 (Unaudited)	Nine Months ended 31.12.2011 (Unaudited)	Nine Months ended 31.12.2010 (Unaudited)	Accounting Year ended 31.03.2011 (Audited)
1	(a) Net Sales/Income from Operations	4,582.20	4,799.72	4,378.41	13,551.64	10,468.80	15,295.00

	(b) Other Operating Income	2.27	2.03	5.05	7.21	10.83	15.29

	Total Income	4,584.47	4,801.75	4,383.46	13,558.85	10,479.63	15,310.29

2	Expenditure

	a. (Increase)/decrease in stock in trade and work in progress	99.10	9.05	(95.17)	42.04	(518.55)	(296.00)

	b. Consumption of raw materials #	3,966.22	4,341.52	4,141.53	12,063.25	9,839.99	13,976.21

	c. Purchases of traded goods	6.44	2.00	—	9.62	17.20	17.20

	d. Employees Cost	24.59	23.33	23.00	69.73	66.04	88.57

	e. Depreciation	36.36	37.51	38.17	111.71	114.46	152.65

	f. Other expenditure**	168.75	116.90	177.89	477.68	615.64	828.72

	Total Expenditure	4,301.46	4,530.31	4,285.42	12,774.03	10,134.78	14,767.35

3	Profit from Operations before Other Income, Interest & Exceptional Items	283.01	271.44	98.04	784.82	344.85	542.94
4	Other Income	411.69	393.52	354.46	1,194.80	1,349.97	1,608.80
5	Profit before Interest & Exceptional Items	694.70	664.96	452.50	1,979.62	1,694.82	2,151.74
6	(a) Interest & Finance Charges	109.12	111.09	64.47	334.31	192.67	273.91
	(b) Exchange gain/(loss)	(186.48)	(177.16)	(1.81)	(380.41)	6.18	(3.55)
7	Profit after Interest but before Exceptional Items	399.10	376.71	386.22	1,264.90	1,508.33	1,874.28
8	Exceptional Items	—	—	—	—	—	—
9	Profit from Ordinary Activities before tax after Exceptional Items	399.10	376.71	386.22	1,264.90	1,508.33	1,874.28
10	Tax expenses including Current & Deferred	114.78	119.54	69.84	380.55	371.65	454.57
11	Net Profit from Ordinary activities after Tax	284.32	257.17	316.38	884.35	1,136.68	1,419.71
12	Extraordinary Items (net of tax)	—	—	—	—	—	—
13	Net Profit for the period after Extraordinary Items	284.32	257.17	316.38	884.35	1,136.68	1,419.71
14	Paid-up equity share capital (Face value of Re. 1 each)	336.12	336.12	336.12	336.12	336.12	336.12

15	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)						22,892.78

16	Earnings Per Share (Rs.) (Not annualised)*

	-Basic EPS	0.85 *	0.77 *	0.94 *	2.63 *	3.38 *	4.22

	-Diluted EPS	0.85 *	0.77 *	0.94 *	2.63 *	3.10 *	3.81

17	Public Shareholding (Excluding shares against which ADRs are issued)

	- Number of Shares	1,140,661,219	1,145,329,939	1,148,106,522	1,140,661,219	1,148,106,522	1,149,541,946

	- Percentage of Shareholding	33.94%	34.07%	34.16%	33.94%	34.16%	34.20%

18	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

(b)	Non-encumbered

	- Number of Shares	1,791,871,911	1,791,871,911	1,774,574,852	1,791,871,911	1,774,574,852	1,774,574,852

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	53.31%	53.31%	52.80%	53.31%	52.80%	52.80%

	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss - Rs. 409.98 crore in Q3 FY 2012, Rs. 173.43 crore in Q2 FY 2012, Rs. 553.62 crore in 9M FY 2012, Rs. (107.40) crore in Q3 FY 2011, Rs. (89.70) crore in 9M FY 2011 & Rs. (79.92) crore in FY 2010-11.
**	Comprises (net) of exchange (gain)/loss - Rs. (47.18) crore in Q3 FY 2012,Rs. (65.68) crore in Q2 FY 2012, Rs. (113.01) crore in 9M FY 2012, Rs. (4.12) crore in Q3 FY 2011, Rs. (3.03) crore in 9M FY 2011 & Rs. 5.86 crore in FY 2010-11.
$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

(Rs.in crore)
S. No.	Segment Information	Quarter ended 31.12.2011 (Unaudited)	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 31.12.2010 (Unaudited)	Nine Months ended 31.12.2011 (Unaudited)	Nine Months ended 31.12.2010 (Unaudited)	Accounting Year ended 31.03.2011 (Audited)
1	Segment Revenue
a)	Copper	4,387.41	4,621.99	4,280.74	13,051.61	10,065.36	14,791.17
b)	Phosphoric Acid	235.46	224.70	124.86	623.08	486.56	619.11
c)	Others	—	—	—	—	—	—

	Total	4,622.87	4,846.69	4,405.60	13,674.69	10,551.92	15,410.28

	Less: Inter Segment Revenues	40.67	46.97	27.19	123.05	83.12	115.28
	Net Sales/Income from Operations	4,582.20	4,799.72	4,378.41	13,551.64	10,468.80	15,295.00
2	Segment Results
a)	(Profit before tax & interest)
	Copper	259.26	245.06	114.43	724.24	325.47	520.05
b)	Phosphoric Acid	30.76	29.29	(7.02)	80.62	48.00	59.91
c)	Others	(0.06)	(0.13)	0.11	(0.30)	(0.15)	(0.26)

	Total	289.96	274.22	107.52	804.56	373.32	579.70

	Less : Interest & Finance Charges	295.60	288.25	66.28	714.72	186.49	277.46
	Add: Other unallocable income net off expenses	404.74	390.74	344.98	1,175.06	1,321.50	1,572.04
	Profit before Tax	399.10	376.71	386.22	1,264.90	1,508.33	1,874.28
3	Capital Employed
a)	(Segment Assets less Segment Liabilities)
	Copper	4,950.40	5,380.78	3,738.10	4,950.40	3,738.10	3,596.36
b)	Phosphoric Acid	209.51	268.60	205.16	209.51	205.16	253.33
c)	Others	5.06	5.10	4.83	5.06	4.83	5.11
d)	Unallocated	18,444.21	17,940.42	19,420.90	18,444.21	19,420.90	19,374.10

	Total	23,609.18	23,594.90	23,368.99	23,609.18	23,368.99	23,228.90

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 23rd January, 2012 approved the above results and its release.
2	The Board of Directors of the Company in its meeting held on 24th October 2011 has considered and approved the merger of Sterlite Opportunities and Ventures Limited (SOVL - a wholly owned subsidiary) with the Company with effect from 1st April 2011, subject to necessary approvals from various statutory authorities. The scheme of amalgamation has been filed with the Hon’ble High Court of Madras. The above merger will not result in any increase in share capital of the Company.
3	During the quarter, THL Zinc Holding BV, a wholly owned subsidiary of the Company acquired the entire ordinary share capital of Lakomasko BV for a consideration of $37.7 million from Vedanta Resources Holding Limited (a wholly owned subsidiary of Vedanta Resources Plc). Consequently, Lakomasko BV became subsidiary of Sterlite Industries (India) Limited. Further THL Zinc Holding Cooperatief U.A ceased to be a subsidiary of the company due to its liquidation.
4	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 94.18 crore and Rs.233.63 crore for the quarter and nine months ended 31st December 2011, interest & finance charges would have been lower by Rs 35.97 crore and Rs. 94.65 crore for the quarter and nine months ended 31st December 2011 and profit after tax would have been lower by Rs.41.25 crore and Rs.97.28 crore for the quarter and nine months ended 31st December 2011 respectively.
5	In the pending Special Leave Petition (SLP) filed by the company against the closure order of the copper smelter at Tuticorin, the Honourable Supreme Court in subsequent hearings, directed Tamil Nadu Pollution Control Board (TNPCB) to issue directions to implement the improvement measures suggested by National Environment Engineering Research Institute (NEERI), Central Pollution Control Board (CPCB) and TNPCB. The matter was last heard on 17 January 2012 and listed for further hearing on March 28 2012. Interim stay order granted by the Supreme Court continues and the unit continues to operate at rated capacity.
6	Vedanta Aluminum Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. Ministry of Environment and Forests (“MoEF”) has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. OMC has filed a petition in the Hon’ble Supreme Court which is listed for hearing on January 30, 2012. MoEF has also denied VAL’s application for expansion of alumina refinery, which was challenged by VAL before the Hon’ble Orissa High Court. The Hon’ble Orissa High Court has upheld the order of the MoEF. VAL had filed a review petition in the Hon’ble Orissa High Court for review of the judgment, which has been dismissed by the Hon’ble Orissa High Court. VAL is in the process of examining the matter for approriate action. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL, aggregating Rs. 9,930 crore.
7	“Others” business segment represents Aluminium Foils division.
8	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 – Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.
9	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st December 2011: Beginning 1, Received 13, Disposed off 14, Pending 0.
10	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal

Dated : 23rd January, 2012	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai ByPass Road, T.V. Puram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31ST DECEMBER 2011

(Rs. in crore except as stated)
S. No.	Particulars	Quarter ended 31.12.2011 (Unaudited)	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 31.12.2010 (Unaudited)	Nine Months ended 31.12.2011 (Unaudited)	Nine Months ended 31.12.2010 (Unaudited)	Previous accounting Year ended 31.03.2011 (Audited)
1	a) Net Sales/Income from Operations	10,246.18	10,133.84	8,294.32	30,204.02	20,247.80	30,248.06
	b) Other Operating Income	57.49	61.86	38.13	156.05	124.59	180.44

	Total Income	10,303.67	10,195.70	8,332.45	30,360.07	20,372.39	30,428.50

2	Expenditure
	a) (Increase)/decrease in stock in trade and work in progress	130.02	1.38	(131.54)	61.59	(771.34)	(565.72)
	b) Consumption of raw materials #	4,784.65	4,817.64	4,540.45	13,984.94	10,612.53	14,937.97
	c) Purchases of traded goods	6.44	2.00	—	9.62	17.20	17.20
	d) Employees Cost	414.99	396.98	257.94	1,197.00	764.15	1,131.65
	e) Depreciation	457.52	445.04	248.77	1,322.57	678.15	1,030.13
	f) Power, Fuel & Water	1,056.90	1,029.36	561.92	3,048.96	1,694.72	2,379.57
	g) Other expenditure **	1,592.36	1,466.31	1,124.99	4,499.33	3,064.18	4,478.36

	Total Expenditure	8,442.88	8,158.71	6,602.53	24,124.01	16,059.59	23,409.16

3	Profit from Operations before Other Income, Interest & Exceptional Items	1,860.79	2,036.99	1,729.92	6,236.06	4,312.80	7,019.34
4	(a) Other Income	876.81	800.18	498.85	2,459.67	1,744.99	2,484.09
	(b) Exchange gain/(loss)	(259.37)	(202.94)	(21.25)	(403.35)	1.96	(3.44)
5	Profit before Interest & Exceptional Items	2,478.23	2,634.23	2,207.52	8,292.38	6,059.75	9,499.99
6	(a) Interest & Finance Charges	157.34	154.85	74.22	458.69	217.27	331.21
	(b) Exchange gain/(loss)	(166.02)	(201.01)	3.68	(394.51)	20.20	21.72
7	Profit after Interest but before Exceptional Items	2,154.87	2,278.37	2,136.98	7,439.18	5,862.68	9,190.50
8	Exceptional expenses	6.43	29.92	4.10	40.77	25.26	56.82
9	Profit from Ordinary Activities before tax after Exceptional Items	2,148.44	2,248.45	2,132.88	7,398.41	5,837.42	9,133.68
10	Tax expenses including Current & Deferred	505.30	504.87	421.42	1,623.90	1,245.40	1,811.64
11	Net Profit from Ordinary activities after Tax	1,643.14	1,743.58	1,711.46	5,774.51	4,592.02	7,322.04
12	Extraordinary Items (net of tax)	—	—	—	—	—	—
13	Net Profit for the period after Extraordinary Items	1,643.14	1,743.58	1,711.46	5,774.51	4,592.02	7,322.04
14	Minority Interest	466.04	502.99	508.11	1,611.02	1,269.02	1,994.53
15	Consolidated share in the Profit/(Loss) of Associate	(263.58)	(242.81)	(102.29)	(612.46)	(205.48)	(284.99)
16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	913.52	997.78	1,101.06	3,551.03	3,117.52	5,042.52

17	Paid-up equity share capital (Face value of Re. 1 each)	336.12	336.12	336.12	336.12	336.12	336.12

18	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)						41,099.15
19	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	2.72 *	2.97 *	3.28 *	10.56 *	9.28 *	15.00
	-Diluted EPS	2.72 *	2.97 *	3.28 *	10.56 *	8.85 *	14.32
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	1,140,661,219	1,145,329,939	1,148,106,522	1,140,661,219	1,148,106,522	1,149,541,946
	Percentage of Shareholding	33.94%	34.07%	34.16%	33.94%	34.16%	34.20%
21	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)

(b)	Non-encumbered
	- Number of Shares	1,791,871,911	1,791,871,911	1,774,574,852	1,791,871,911	1,774,574,852	1,774,574,852
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	52.80%	53.31%	52.80%	52.80%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss - Rs. 449.75 crore in Q3 FY 2011-12, Rs. 190.49 crore in Q2 FY 2011-12, Rs. (89.77) crore in Q3 FY 2010-11, Rs. 627.40 crore in nine months ended 31st December 2011, Rs. (49.38) crore in nine months ended 31st December 2010 & Rs. (36.70) crore in FY 2010-11.
**	Comprises (net) of exchange (gain)/loss - Rs. (25.35) crore in Q3 FY 2011-12, Rs. (128.22) crore in Q2 FY 2011-12, Rs. 11.87 crore in Q3 FY 2010-11, Rs. (161.18) crore in nine months ended 31st December 2011, Rs. (7.63) crore in nine months ended 31st December 2010 & Rs. (19.37) crore in FY 2010-11.
$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

	Rs. in crore
S. No.	Segment Information	Quarter ended 31.12.2011 (Unaudited)	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 31.12.2010 (Unaudited)	Nine Months ended 31.12.2011 (Unaudited)	Nine Months ended 31.12.2010 (Unaudited)	Previous accounting Year ended 31.03.2011 (Audited)
1	Segment Revenue
a)	Copper	4,935.11	5,129.41	4,530.17	14,568.44	10,343.05	15,158.62
b)	Aluminium	800.93	685.53	802.34	2,243.13	2,186.24	3,024.47
c)	Zinc, Lead and Silver
	(i) Zinc - India	2,726.47	2,559.70	2,589.41	8,070.27	6,662.67	9,844.45
	(ii) Zinc - International	1,028.87	1,009.17	153.73	3,098.54	153.73	995.41

	Total	3,755.34	3,568.87	2,743.14	11,168.81	6,816.40	10,839.86
d)	Power	591.01	622.27	132.31	1,827.92	553.74	776.83
e)	Others	235.45	224.71	124.86	623.08	486.56	619.11

	Total	10,317.84	10,230.79	8,332.82	30,431.38	20,385.99	30,418.89

Less:	Inter Segment Revenues	71.66	96.95	38.50	227.36	138.19	170.83

	Net Sales/Income from Operations	10,246.18	10,133.84	8,294.32	30,204.02	20,247.80	30,248.06

2	Segment Results
	(Profit before tax & interest)
a)	Copper	325.97	309.03	194.28	926.08	539.89	837.84
b)	Aluminium	(23.02)	7.65	119.42	144.02	280.83	476.10
c)	Zinc, Lead and Silver
	(i) Zinc - India	1,250.35	1,306.76	1,396.64	4,001.24	3,304.57	5,153.27
	(ii) Zinc - International	235.32	343.43	33.05	947.21	33.05	369.48

	Total	1,485.67	1,650.19	1,429.69	4,948.45	3,337.62	5,522.75
d)	Power	53.30	52.79	19.15	192.66	193.36	240.97
e)	Others	29.65	28.16	(7.06)	74.03	47.33	56.54

	Total	1,871.57	2,047.82	1,755.48	6,285.24	4,399.03	7,134.20

Less:	Interest & Finance Charges	323.36	355.86	70.54	853.20	197.07	309.49
Add:	Other unallocable income net off expenses	606.66	586.41	452.04	2,007.14	1,660.72	2,365.79
Less:	Exceptional expenses	6.43	29.92	4.10	40.77	25.26	56.82

	Profit before tax	2,148.44	2,248.45	2,132.88	7,398.41	5,837.42	9,133.68

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	5,892.35	6,373.36	4,551.63	5,892.35	4,551.63	4,529.27
b)	Aluminium	9,088.04	8,705.89	7,148.26	9,088.04	7,148.26	7,377.21
c)	Zinc, Lead and Silver
	(i) Zinc - India	9,131.62	8,783.11	8,423.20	9,131.62	8,423.20	8,192.20
	(ii) Zinc - International	5,274.56	4,917.87	2,926.83	5,274.56	2,926.83	5,368.37

	Total	14,406.18	13,700.98	11,350.03	14,406.18	11,350.03	13,560.57
d)	Power	11,680.16	10,182.18	7,642.22	11,680.16	7,642.22	8,270.77
e)	Others	432.21	235.38	243.40	432.21	243.40	383.10
f)	Unallocable	15,288.36	16,131.60	19,052.29	15,288.36	19,052.29	17,605.83

	Total	56,787.30	55,329.39	49,987.83	56,787.30	49,987.83	51,726.75

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Notes:-

1	The consolidated and standalone results for the quarter and nine months ended 31st December 2011 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on 23rd January 2012 approved the above results and their release.
2	Exceptional expenses above represents amount incurred under Voluntary Retirement Scheme at subsidiaries engaged in Zinc, lead & Silver and Aluminium operations.
3	Consequent to acquisition of zinc business at Namibia, South Africa and Ireland in the second half of the FY 2010-11, the results for the quarter and nine months ended 31st December 2011 are not strictly comparable with corresponding previous periods.
4	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 3.51 Crore for the nine months ended 31st December 2011 (corresponding previous nine months Rs. 3.51 crore) and the net profit after tax for the nine months ended 31st December 2011 being lower by Rs. 2.37 crore (corresponding previous nine months Rs. 2.34 crore). This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.
5	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 94.18 crore and Rs.233.63 crore for the quarter and nine months ended 31st December 2011, interest & finance charges would have been lower by Rs 35.97 crore and Rs. 94.65 crore for the quarter and nine months ended 31st December 2011 and profit after tax would have been lower by Rs.41.25 crore and Rs.97.28 crore for the quarter and nine months ended 31st December 2011 respectively.
6	In the pending Special Leave Petition (SLP) filed by the company against the closure order of the copper smelter at Tuticorin, the Honourable Supreme Court in subsequent hearings, directed Tamil Nadu Pollution Control Board (TNPCB) to issue directions to implement the improvement measures suggested by National Environment Engineering Research Institute (NEERI), Central Pollution Control Board (CPCB) and TNPCB. The matter was last heard on 17 January 2012 and listed for further hearing on March 28 2012. Interim stay order granted by the Supreme Court continues and the unit continues to operate at rated capacity.
7	Vedanta Aluminum Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. Ministry of Environment and Forests (“MoEF”) has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. OMC has filed a petition in the Hon’ble Supreme Court which is listed for hearing on January 30, 2012. MoEF has also denied VAL’s application for expansion of alumina refinery, which was challenged by VAL before the Hon’ble Orissa High Court. The Hon’ble Orissa High Court has upheld the order of the MoEF. VAL had filed a review petition in the Hon’ble Orissa High Court for review of the judgment, which has been dismissed by the Hon’ble Orissa High Court. VAL is in the process of examining the matter for approriate action. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL, aggregating Rs 10,175 crore.
8	During the quarter, THL Zinc Holding BV, a wholly owned subsidiary of the Company acquired the entire ordinary share capital of Lakomasko BV for a consideration of $37.7 million from Vedanta Resources Holding Limited (a wholly owned subsidiary of Vedanta Resources Plc). Consequently, Lakomasko BV became subsidiary of Sterlite Industries (India) Limited. Further THL Zinc Holding Cooperatief U.A ceased to be a subsidiary of the company due to its liquidation.
9	The Board of Directors of the Company in its meeting held on 24th October 2011 has considered and approved the merger of Sterlite Opportunities and Ventures Limited (SOVL - a wholly owned subsidiary) with the Company with effect from 1st April 2011, subject to necessary approvals from various statutory authorities. The scheme of amalgamation has been filed with the Hon’ble High Court of Madras. The above merger will not result in any increase in share capital of the Company.
10	The Company has continued to account for its share of losses of its associate Company , Vedanta Aluminum Limited ( VAL) even though the carrying amount of the equity investment under the equity method has reduced to Nil. The additional losses (including share of hedging reserves) to the extent of Rs 348 Crore and Rs 564 Crore have been recognised for the quarter and nine months ended 31 December 2011 as the Company intends to make additional equity investment in VAL to maintain its share of holding in that company.
11	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 – Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.
12	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

						Rs. in Crore
Particulars	Quarter ended 31.12.2011 (Unaudited)	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 31.12.2010 (Unaudited)	Nine Months ended 31.12.2011 (Unaudited)	Nine Months ended 31.12.2010 (Unaudited)	Previous accounting Year ended 31.03.2011 (Audited)
Net Sales/Income from Operations	4,582.20	4,799.72	4,378.41	13,551.64	10,468.80	15,295.00
Profit Before Tax after exceptional items	399.10	376.71	386.22	1,264.90	1,508.33	1,874.28
Profit After Tax after extraordinary items	284.32	257.17	316.38	884.35	1,136.68	1,419.71

13	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st December 2011: Beginning 1, Received 13, Disposed off 14, Pending 0.
14	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal

Dated : 23rd January 2012	Chairman